                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ______________________

                                 SCHEDULE 13D
                               (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                NGC CORPORATION
-------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  629121 10 4
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                                (CUSIP NUMBER)

Alan Talkington, Esq.                 Jack S. Mustoe
Orrick, Herrington & Sutcliffe LLP    Senior Vice President and General Counsel
400 Sansome Street                    NOVA Corporation
San Francisco, CA  94111              801 Seventh Avenue S.W.
(415) 773-5762                        Calgary, Alberta Canada T2P 2N6
                                      (403) 290-7636
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                              AS OF JUNE 1, 1997
           ---------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 629121 10 4                                          Page 2 of 7 Pages

================================================================================
            NAME OF REPORTING PERSON
1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            NOVA Gas Services (U.S.) Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
2                                                                        (b) [X]
--------------------------------------------------------------------------------
            SEC USE ONLY
3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
4           WC,00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
5           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
6           Delaware
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7    38,789,876
  NUMBER OF    -----------------------------------------------------------------
   SHARES            SHARED VOTING POWER
BENEFICIALLY    8    -0-
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING          SOLE DISPOSITIVE POWER
   PERSON       9    38,789,876
    WITH       -----------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10    -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11          38,789,876
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12          CERTAIN SHARES                                                   [X]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          25.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
14          CO
================================================================================

                                  SCHEDULE 13D
CUSIP NO. 629121 10 4                                          Page 3 of 7 Pages

================================================================================
            NAME OF REPORTING PERSON
1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            NOVA Corporation
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
2                                                                        (b) [X]
--------------------------------------------------------------------------------
            SEC USE ONLY
3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS
4           WC,00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
5           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
6           Alberta, Canada
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES            SHARED VOTING POWER
BENEFICIALLY    8    38,789,876
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING          SOLE DISPOSITIVE POWER
   PERSON       9    -0-
    WITH       -----------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10    38,789,876
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11          38,789,876
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12          CERTAIN SHARES                                                   [X]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          25.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
14          CO
================================================================================

                                                               Page 4 of 7 Pages


          NOVA Gas Services (U.S.) Inc., a Delaware corporation (the "Reporting Person"), and NOVA Corporation, an Alberta, Canada corporation ("NOVA"), hereby amend the single joint statement on Schedule 13D, as amended by Amendments No. 1 and 2 (the "Schedule 13D"), filed with the Securities Exchange Commission, which statement relates to the shares of Common Stock, with $0.01 per value (the "Shares") of NGC Corporation, a corporation organized under the laws of the State of Delaware (the "Corporation"), as follows:


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

The following shall be added after the last paragraph of Item 3:

           Since the date of the last purchase of Shares reported in the
     Schedule 13D, the Reporting Person purchased an additional 166,665 Shares for an aggregate consideration of approximately $3,238,283. The Reporting Person obtained the funds for these transactions from its general corporate funds.


Item 4.  Purpose of Transaction
         ----------------------

The following shall be added before the last paragraph of Item 4:

           Effective June 1, 1997, the Reporting Person entered into an agreement (the "Agreement") with British Gas Holdings, Inc. ("BG") and Chevron U.S.A. Inc. ("Chevron") regarding the acquisition of additional shares of the Issuer pursuant to the NGC Corporation Senior Management Share Sale Plan (the "Senior Management Plan"). The Senior Management Plan provides a mechanism to facilitate the private sale of Shares of the Issuer by members of senior management of the Issuer to BG, Chevron and the Reporting Person. Pursuant to the Senior Management Plan, certain senior management may elect to sell Shares of the Issuer, and BG, Chevron and the Reporting Person can each elect to purchase up to one-third of the offered Shares. If BG, Chevron or the Reporting Person does not elect to purchase their respective one-third than the others shall have the right to purchase on a pro rata basis any offered shares not purchased by one or both of the other.

                                                               Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 shall be deleted and replaced with the following:

     (a) In computing their respective aggregate percentage ownership of Common Stock and the percentages of Common Stock owned by the other parties to the Clearinghouse Owners Stockholders Agreement for purposes of this Schedule 13D, the Reporting Person and NOVA have relied on the quarterly report on Form 10-Q for the quarterly period year ended March 31, 1997, (Commission File No.1-11156) in which the Issuer reported that 150,415,605 shares of Common Stock were to be outstanding. As of the close of business on June 1, 1997, the Reporting Person is the beneficial owner of 38,789,876 shares of Common Stock, constituting approximately 25.8% of the shares of Common Stock outstanding.

           In addition to the shares of Common Stock owned by the Reporting Person, the Reporting Person believes that as of June 1, 1997, an additional 77,579,752 shares of Common Stock (approximately 51.6%) are subject to the New NGC Stockholders Agreement. The Reporting Person and NOVA disclaim ownership of any of such shares of Common Stock.

           NOVA does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

     (b)   Subject to its obligations under the agreements described in this
           Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,789,876 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights, NOVA may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

     (c) The Reporting Person had no transactions in the shares of Common Stock in the sixty day period ended June 1, 1997.

     (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person and NOVA.

     (e)  Not applicable.
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                                                               Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

The following shall be added before the last paragraph of Item 6:

           Effective June 1, 1997, the Reporting Person entered into an agreement (the "Agreement") with British Gas Holdings, Inc. ("BG") and Chevron U.S.A. Inc. ("Chevron") regarding the acquisition of additional shares of the Issuer pursuant to the NGC Corporation Senior Management Share Sale Plan (the "Senior Management Plan"). The Senior Management Plan provides a mechanism to facilitate the private sale of Shares of the Issuer by members of senior management of the Issuer to BG, Chevron and the Reporting Person. Pursuant to the Senior Management Plan, certain senior management may elect to sell Shares of the Issuer, and BG, Chevron and the Reporting Person can each elect to purchase up to one-third of the offered Shares. If BG, Chevron or the Reporting Person does not elect to purchase their respective one-third than the others shall have the right to purchase on a pro rata basis any offered shares not purchased by one or both of the other.

           Copies of the Agreement and the Senior Management Share Sale Plan are filed as Exhibits 13 and 14 to this Schedule 13D and are incorporated herein by reference. With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


Item 7.  Materials to be filed as Exhibits.
         ---------------------------------

The following shall be added after the last exhibit in Item 7:

     13. Agreement, effective June 1, 1997, by and among British Gas Holdings, Inc., Chevron U.S.A. Inc. and NOVA Gas Services (U.S.) Inc.

     14. NGC Corporation Senior Management Share Sale Plan, effective January 1, 1997.

                                                               Page 7 of 7 Pages

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1997.

                          NOVA CORPORATION


                          By:    /s/ Jack S. Mustoe
                              --------------------------------------------------
                              Name:  Jack S. Mustoe
                              Title:  Senior Vice President and General Counsel


                          NOVA GAS SERVICES (U.S.) INC.



                          By:   /s/ Richard Milner
                              --------------------------------------------------
                              Name:  Richard Milner
                              Title:  Director

                                 EXHIBIT INDEX


    Exhibit                                                            Page
    -------                                                         ----------

      13.     Agreement, effective June 1, 1997, by and among
              British Gas Holdings, Inc., Chevron U.S.A. Inc.
              and NOVA Gas Services (U.S.) Inc.

      14. NGC Corporation Senior Management Share Sale Plan, effective January 1, 1997.